Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NOVAGOLD RESOURCES INC. 2300 - 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

January 20, 2006

Item 3.	News Release

The news release announcing the material change referred to in this report was issued on January 20, 2006.

Item 4.	Summary of Material Changes

On January 20, 2006, NovaGold Resources Inc. (“NovaGold”) announced that the Donlin Creek Joint Venture had completed a new resource estimate for the Donlin Creek gold deposit in Alaska which supersedes previous resource estimates. This new resource estimate increases the Measured and Indicated Resource category. Compared with the last estimates completed in April 2003, the Measured and Indicated Resource categories have increased 3.7 million ounces or 33% to 14.8 million ounces of gold grading an average of 2.76 g/t gold. The Inferred Resource decreased by 0.7 million ounces to 13.6 million ounces of gold grading 2.72 g/t through conversion to the Measured and Indicated category.

Item 5.	Full Description of Material Change

On January 20, 2006, NovaGold announced that the Donlin Creek Joint Venture had completed a new resource estimate for the Donlin Creek gold deposit in Alaska which supersedes previous resource estimates. This new resource estimate increases the Measured and Indicated Resource category. Compared with the last estimates completed in April 2003, the Measured and Indicated Resource categories have increased 3.7 million ounces or 33% to 14.8 million ounces of gold grading an average of 2.76 grams per tonne (g/t) gold. The Inferred Resource decreased by 0.7 million ounces to 13.6 million ounces of gold grading 2.72 g/t through conversion to the Measured and Indicated category.

New Resource Estimate, Sampling and Assaying

The new mineral resource estimate is constrained within a potentially economic pit model.

Donlin Creek January 2006 Mineral Resource Estimate:
(1.2 g/t cut-off grade)

Resource Category	Tonnes (Millions)	Grade Gold (g/t)	Ounces (Millions)(1)
Measured Indicated	16.1 151.1	2.84 2.75	1.5 13.4
Total M&I Inferred	167.2 156.0	2.76 2.72	14.8 13.6

Notes: (1) Contained Ounces are rounded.

A 1.2 g/t economic cut-off grade is being used for the project based on an assumed 30,000 to 40,000 tonne per day mill processing rate and a US$400 per ounce gold price.

The new resource estimates are based on an updated 3D geologic and mineralization model that integrates 28,240 meters (92,651 feet) of drilling completed by Placer Dome in 2005 and 193,598 meters (635,165 feet) of drilling previously completed by Placer Dome and NovaGold. The model contains a total of 109,595 assay intervals from 221,838 meters (727,816 feet) of drilling and trenching.

Samples drilled in 2002 were analyzed by AMEC E&C Limited and AMEC determined the assays and the database was suitable for resource estimation. No sample collection occurred within the mineral resource areas between 2003 and the beginning of 2005. Sample preparation and analyses were consistent for both the 2002 NovaGold program and the 2005 Placer Dome program. Rigorous quality assurance programs were in place for virtually all the samples to be used in the mineral resource estimate.

The most recent drill programs and sampling protocol were managed by Placer Dome. All 2005 drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Placer Dome. Kevin Francis, P.Geo, Resource Manager for NovaGold has validated the resource estimate and confirmed all procedures, protocols and methodology used in the estimation conform to industry standard. Mr. Francis is a Qualified Person as defined by National Instrument 43- 101.

Further Information About the Donlin Creek Property

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Donlin Creek property is located in southwestern Alaska, approximately 19 km (12 mi) north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km (15 mi) long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The project has an all-season camp with facilities to house up to 75 people and an adjacent 1,500 m (5,000 ft) long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km (280 mi) to the east, and Aniak, 80 km (50 mi) to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 m to 640 m (500 ft to 2,100 ft). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations.

The area has a relatively dry interior continental climate with typically less than 50 mm (20") total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure and will operate as a stand-alone project. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

The resource area consists of the ACMA, 400 Zone, Aurora and Akivik prospects (grouped as ACMA) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as Lewis).

Project History, Drilling and Exploration

Prior to 2003, operators, including Western Gold Exploration and Mining Co., Teck Cominco Ltd., Placer Dome and NovaGold, have undertaken significant work on the property.

Between 1995 and 2000, Placer Dome completed approximately 87,000 metres of diamond core drilling, 12,000 metres of reverse circulation drilling and 8,000 metres of trenching. In addition, Placer Dome undertook, amongst other things, metallurgical testing and baseline environmental studies. From 2001 to 2002, NovaGold completed approximately 39,000 metres of core drilling, 11,000 metres of reverse circulation drilling, 89 metres of geotechnical drilling and 268 metres of water monitoring holes. Novagold’s work on the property in 2002 focused on expanding both the ACMA resource and defining mineralization and new resource in adjacent prospect areas of Aurora, 400, Akivik and Vortex.

In 2003, Placer Dome elected to return as operator as per the joint venture agreement. Placer’s work in 2003 included updating the resource estimation, calcium carbonate investigations, and economic studies. In 2004, Placer Dome focused on environmental and geotechnical studies, including geological mapping and sampling for carbonate-rich material and continued with environmental baseline studies. Placer Dome focused on resource conversion, geotechnical investigation and environmental studies in 2005.

Geological Setting

The Donlin Creek project geology consists of flysch sequence sedimentary units of the Cretaceous Kuskowim Group intruded by Late Cretaceous to early Tertiary felsic intrusive rocks. The sediments consist of interbedded greywacke, shale and siltstone. Greywacke is dominant (Lewis resource area), but shale-rich areas also occur (ACMA resource area). The overall bedding strikes NW and dips 10° to 50° SW. The intrusive units consist of porphyritic rhyodacite and rhyolite and lesser mafic dykes and sills. Sills are common in the ACMA and southern Lewis areas, whereas dykes dominate in the North Lewis area. The dykes and sills range from a few metres to more than 60 metres in width.

The Donlin Creek project area lies between two major NE-trending right lateral faults found in southwest Alaska: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north. The region contains abundant NE to ENE- and NW to WNW-trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek regions is inferred to be right-lateral on NE structures and left lateral on NW faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement are speculative.

Alteration and Mineralization

Two distinct styles of gold-rich mineralization (Dome-Duqum style and ACMA-Lewis style) occur within the Donlin Creek trend. The ACMA-Lewis style of mineralization, a later low-temperature, low-sulfidation epithermal system, constitutes the main mineralizing system within the Donlin Creek property. This is the sole style of mineralization within the current resource area.

Gold mineralization at Donlin Creek is primarily structurally controlled along NNE-trending extensional fault/fracture zones and is best developed where those zones intersect favourable host lithologies, specifically intrusive dikes and sills, and greywacke. Disseminated mineralization is also locally present with highest concentrations typically adjacent to veins and vein zones.

The orientation of the mineralization is consistently subparallel to the main axis (NNE), of the compressive structural regime. Each phase increases markedly in gold grade while maintaining a generally consistent NNE-strike and SE-dip.

Mineralization is best developed in the felsic intrusive rocks, with lesser mineralization in sediments (principally in the greywacke units). It is structurally and lithologically controlled along NNE-trending extensional fault/fracture zones and best developed where those zones intersect favourable host lithologies such as the felsic intrusive dykes and sills and greywacke. Gold mineralization is associated with quartz, carbonate and sulphide (pyrite, arsenopyrite and stibnite) vein and veinlet networks (dominant) as well as disseminated in favourable host rocks typically adjacent to veins (subdominant). The gold occurs primarily in the lattice structure of arsenopyrite. Realgar, native arsenic and stibnite can be found generally associated with the higher-grade gold mineralization

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Robert J. (Don) MacDonald, Senior Vice President, Chief Financial Officer and Secretary, at (604) 669-6227.

Item 9.	Date of Report

Executed this 23rd day of January, 2006 in the City of Vancouver, in the Province of British Columbia.

NOVAGOLD RESOURCES INC. _”Robert J. McDonald”________________ Robert J. (Don) MacDonald Senior Vice President, Chief Financial Officer and Secretary